UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

UNI-PIXEL, INC.
(Name of Issuer)

COMMON STOCK, $.001 PER SHARE PAR VALUE
(Title of Class of Securities)

904572104
(CUSIP Number)

September 28, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904572104		13G

1. NAME OF REPORTING PERSONS

MERRILL LYNCH & CO., INC.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	5. SOLE VOTING POWER

SHARES	Disclaimed (See #9 below)

BENEFICIALLY	6. SHARED VOTING POWER

OWNED BY	Disclaimed (See #9 below)

EACH	7. SOLE DISPOSITIVE POWER

REPORTING	Disclaimed (See #9 below)

PERSON	8. SHARED DISPOSITIVE POWER

WITH	Disclaimed (See #9 below)

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Merrill Lynch & Co., Inc. disclaims beneficial ownership in all shares of Uni-Pixel, Inc. held by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Disclaimed (See #9 above)

12. TYPE OF REPORTING PERSON*
HC, CO

CUSIP No. 904572104		13G

1. NAME OF REPORTING PERSONS

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	5. SOLE VOTING POWER

SHARES	10,357,153

BENEFICIALLY	6. SHARED VOTING POWER

OWNED BY	0

EACH	7. SOLE DISPOSITIVE POWER

REPORTING	10,357,153

PERSON	8. SHARED DISPOSITIVE POWER

WITH	0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,357,153

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
		[_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
35.57%

12. TYPE OF REPORTING PERSON*
BD

CUSIP No. 904572104	13G

Item 1(a).  Name of Issuer:

Uni-Pixel, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

8708 Technology Forest Place, Suite 100
The Woodlands, Texas 77381

Item 2(a).  Name of Person Filing:

MERRILL LYNCH & CO., INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            The principal business office for MERRILL LYNCH & CO., INC., and MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED is 4 WORLD FINANCIAL CENTER, NEW YORK, NY 10080.

Item 2(c).  Citizenship:

SEE ITEM 4 OF COVER PAGES

Item 2(d).   Title of Class of Securities:
COMMON STOCK

Item 2(e).  CUSIP Number:

904572104

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
            or (c), Check Whether the Person Filing is a:

(a) [X]	Broker or dealer registered under Section 15 of the Exchange Act.
(b) [_]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) [_]	Insurance company as defined in Section 3(a)19) of the Exchange Act.
(d) [_]	Investment company registered under Section 8 of the Investment Company Act.
(e) [_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) [_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) [X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) [_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) [_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j) [_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)   Amount beneficially owned:
            10,357,153 Shares Common Stock

(b)   Percent of class:
            35.57%

(c)   Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:
SEE ITEM 5 OF COVER PAGES

(ii)  Shared power to vote or to direct the vote:
SEE ITEM 6 OF COVER PAGES

(iii) Sole power to dispose or to direct the disposition of:
SEE ITEM 7 OF COVER PAGES

(iv)  Shared power to dispose or to direct the disposition of
SEE ITEM 8 OF COVER PAGE

Item 5.    Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_]

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Merrill Lynch, Pierce, Fenner & Smith Incorporated is a direct wholly owned subsidiary of Merrill Lynch & Co., Inc.

Item 8.      Identification and Classification of Members of the Group.

      Although Merrill Lynch & Co., Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are affiliates and have determined to file jointly, the reporting persons are of the view that their affiliation does not cause them to be acting as a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934.

Item 9.      Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.     Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2007

MERRILL LYNCH & CO., INC.			MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:			By:
	Name:	Pia K. Thompson		Name:	Pia K. Thompson
	Title:	Director, Corporate Counsel & Assistant Corporate Secretary		Title:	Director, Corporate Counsel & Assistant Corporate Secretary

* Executed pursuant to a Power of Attorney, dated November 17, 1995, a copy of which is attached hereto as Exhibit A.

* The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit B.

Schedule 13G
Exhibit A
Power of Attorney

The undersigned, Merrill Lynch & Co., Inc. (the "Corporation"), a corporation duly organized under the laws of Delaware, with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281 does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any individual from time to time elected or appointed as secretary or an assistant secretary of the Corporation, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead (i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, (ii) to execute on behalf of the Corporation and cause to be filed and/or delivered, any number, as appropriate, of original, copies or electronic filings of any forms (including without limitation), Securities and Exchange Commission Forms 3, 4 and 5) required to be filed pursuant to Section 16(a) of the Act and the regulations thereunder, and (iii) generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in a all respects as if the undersigned could do if personally present.

     This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 17th day of November 1995.

MERRILL LYNCH & CO., INC.

By:/s/ David H. Komansky
Name: David H. Komansky
Title: President and Chief Operating Officer

Schedule 13G
Exhibit B
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, $0.001 par value per share, of Uni-Pixel, Inc., a corporation incorporated under the laws of the State of Delaware, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings; provided, that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned has duly executed this Joint Filing Agreement as of this 9th day of October, 2007.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:

Name: Pia K. Thompson
Title: Director, Corporate Counsel & Assistant Corporate Secretary
Date: October 9, 2007

MERRILL LYNCH & CO., INC.

By:

Name: Pia K. Thompson
Title: Director, Corporate Counsel & Assistant Corporate Secretary
Date: October 9, 2007